Mail Stop 4561

September 18, 2008

Mr. Richard P. Conway
Principal Financial Officer
DSI Realty Income Fund XI
6700 E. Pacific Coast Highway
Long Beach, CA 90803

     Re: **DSI Realty Income Fund XI**
              Form 10-KSB for the year ended December 31, 2007
              File No. 1-18286

Dear Mr. Conway:

We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief